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                           Prudential Financial, Inc.
                             213 Washington Street
                                Newark, NJ 07102
                    Tele: (973) 802-6997  Fax (973) 367-8920






                                August 25, 2003




United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Pruco Life Insurance Company of New Jersey
        Application for Withdrawal of Amendment under Rule 477
        File No. 333-99275

Dear Commissioners:

        Pursuant to Rule 477 of the Securities Act of 1933, we hereby make application to withdraw our Post-Effective Amendment No. 1 to Form N-4 Registration Statement, File No. 333-99275, filed on June 27, 2003.


                                Respectfully,



                                C. Christopher Sprague
                                Vice President, Corporate Counsel